VectivBio Holding AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands of USD
	As of,
	June 30, 2021	December 31, 2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	115	173
Goodwill	918	901
Intangible assets	22,171	21,758
Right-of-use assets	98	114
Financial assets	61	64
Total non-current assets	23,363	23,010
CURRENT ASSETS
Other current receivables	523	963
Other current assets	6,706	6,417
Cash and cash equivalents	144,610	40,172
Total current assets	151,839	47,552
Total assets	175,202	70,562
EQUITY AND LIABILITIES
EQUITY
Net parent investment	—	—
Share capital	1,856	1,370
Reserves	242,419	101,933
Accumulated losses	(103,873)	(71,065)
Total equity	140,402	32,238
NON-CURRENT LIABILITIES
Lease liabilities	—	4
Net pension liabilities	2,997	3,557
Total non-current liabilities	2,997	3,561
CURRENT LIABILITIES
Current liabilities related to business combinations	20,000	—
Contingent consideration liabilities	—	19,140
Trade payables	3,062	9,490
Accrued expenses	7,897	5,247
Other current liabilities	745	774
Lease liabilities	99	112
Total current liabilities	31,803	34,763
Total liabilities	34,800	38,324
Total equity and liabilities	175,202	70,562